

August 10, 2022

Chenxi Yu
Chief Financial Officer
TuanChe Ltd
9F, Ruihai Building, No. 21 Yangfangdian Road
Haidian District
Beijing, PRC 100038

      Re: TuanChe Ltd
          Amendment No. 3 to Registration Statement on Form F-3
          Filed August 2, 2022
          File No. 333-264942

Dear Mr. Yu:

     We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Form F-3 filed August 2, 2022

Recent Regulatory Development, page 7

1.   We note your revisions in response to comment 3. Please revise your disclosure to state, if accurate, that you have obtained all permissions and approvals to operate your business and the business of the VIE, and remove the reference to your "main business operations." Please make similar revisions elsewhere as necessary.

Exhibit Index, page II-4

2.   Your exhibit index indicates that certain exhibits, such as the legal opinions regarding the validity of the securities and certain Cayman Islands and PRC tax matters, will be filed as an exhibit to a post-effective amendment or as an exhibit to a report filed under the

Exchange Act. These exhibits must be filed with the Form F-3 prior to effectiveness. Please file these exhibits, and revise the Exhibit Index accordingly.

 Please contact Ryan Lichtenfels at 202-551-4457 or Erin Jaskot at 202-551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Dan Ouyang